Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

Jodi M. Wirth

Brook John Changala

Josephine Rachelle Aranda

John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Larry S. Zeman†

January 24, 2020

VIA EDGAR

CONFIDENTIAL

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Confidential Submission of Draft Registration Statement

Dear Sir/Madam,

On behalf of our client, Harbor Custom Development, Inc., a company incorporated under the laws of the state of Washington (the “Registrant”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s common stock, via EDGAR to the Securities and Exchange Commission for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant confirms that it is an “emerging growth company” as defined in the Securities Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (949) 788- 8900 or via e-mail at lbolduc@fyklaw.com.

Sincerely,

/s/ Lynne Bolduc

Lynne Bolduc, Esq.

cc:	Sterling Griffin, President, Harbor Custom Development, Inc.
sgriffin@harborcustomdev.com

Anthony Marsico, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
AJMarsico@mintz.com

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California